UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky, Adv.
Global VP Legal Affairs & Corporate Secretary
Frutarom Ltd.,
25 Hashaish St.,
Haifa 2629183, Israel
+972-9-960-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Adam O. Emmerich, Esq. and Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

October 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Frutarom Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	Sole dispositive power: 0
	10	Shared dispositive power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	Aggregate amount beneficially owned by each reporting person: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 18.74% (1)
14	Type of reporting person: CO

(1)	The percentage beneficial ownership expressed herein is based on 23,428,099 ordinary shares of the Issuer outstanding as of October 25, 2017, based on information included in that certain Agreement and Plan of Merger, by and among Frutarom Ltd., Frutarom Tech Ltd. and Enzymotec Ltd. filed as Exhibit 99.4 to this Amendment No. 4 to Schedule 13 D.

1	Names of reporting persons: Frutarom Industries Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	Sole dispositive power: 0
	10	Shared dispositive power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	Aggregate amount beneficially owned by each reporting person: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 18.74% (1)
14	Type of reporting person: CO

(1)	The percentage beneficial ownership expressed herein is based on 23,428,099 ordinary shares of the Issuer outstanding as of October 25, 2017, based on information included in that certain Agreement and Plan of Merger, by and among Frutarom Ltd., Frutarom Tech Ltd. and Enzymotec Ltd. filed as Exhibit 99.4 to this Amendment No. 4 to Schedule 13 D.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by Frutarom Ltd. (“Frutarom” or “Parent”) and Frutarom Industries Ltd. (“Industries”), both Israeli companies (Frutarom and Industries are together referred to herein as the “Reporting Persons”), with the United States Securities and Exchange Commission on July 31, 2017, as amended and supplemented by Amendment No. 1 thereto filed August 3, 2017, Amendment No. 2 thereto filed August 24, 2017, and Amendment No. 3 thereto filed September 18, 2017 (as amended and supplemented, the “Schedule 13D”) and relates to the ordinary shares, par value NIS 0.01 per share (the “Shares”) of Enzymotec Ltd., an Israeli company (the “Issuer”). This Amendment No. 4 amends the Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged.

Capitalized terms used in this Amendment No. 4 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

The description of the Merger (as defined in Item 4 below) set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. Frutarom anticipates that funding for the Merger Consideration (as defined in Item 4 below) payable pursuant to the Merger will be obtained from a bank or financial institution financing that Frutarom expects to enter into prior to closing of the Merger.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On October 28, 2017, Parent, Frutarom Tech Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (“Surviving Company”) and a wholly owned subsidiary of Parent. If the Merger is consummated, the Shares will be delisted from the Nasdaq Global Select Market and will cease to be registered under the Exchange Act, and the Issuer will be privately held by Parent. The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement have been approved by the respective boards of directors of the Issuer, Parent and Merger Sub.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are held in the treasury of the Issuer or reserved for issuance by the Issuer, or owned by any wholly owned subsidiary of the Issuer, Parent or any wholly owned subsidiary of Parent) will be converted into the right to receive $11.90 per Share in cash, without interest and less applicable withholding taxes (the “Merger Consideration”). The Merger Consideration reflects a premium of approximately 39.8% over the closing price of the Shares on July 31, 2017, the last trading day prior to the date on which Frutarom announced having become an interested party in the Issuer.

The closing of the Merger is subject to the approval of the Merger Agreement by the Issuer’s shareholders (the “Shareholder Approval”). In addition to the receipt of the Shareholder Approval, the closing of the Merger is subject to several customary conditions, including, among others, (i) the passage of the statutory waiting periods following the filing of the merger proposal with the Registrar of Companies of the State of Israel and the receipt of the Shareholder Approval, (ii) the absence of any law or order preventing the consummation of the Merger, (iii) the accuracy of the representations and warranties of each party in the Merger Agreement (subject to the qualifications specified in the Merger Agreement), (iv) compliance in all material respects by each party with its covenants under the Merger Agreement, and (v) the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to the Issuer from the date of the Merger Agreement. The Merger is not subject to any financing condition or approval of Parent’s shareholders.

The Merger Agreement contains representations, warranties and covenants of the Issuer, Parent and Merger Sub. These covenants include an obligation of the Issuer, subject to certain exceptions, to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing in advance by Parent, in each case subject to specified exceptions.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, the Issuer will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. In addition, subject to customary exceptions, the Issuer has agreed not to withhold, withdraw, qualify or modify in a manner adverse to Parent the recommendation of the Issuer’s board of directors (“Issuer’s Board”) that the Issuer’s shareholders approve the Merger Agreement.

The Merger Agreement also provides for certain termination rights for both the Issuer and Parent, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by March 30, 2018. Upon termination of the Merger Agreement under certain specified circumstances, the Issuer may be required to pay Parent a termination fee of $14,500,000.

It is anticipated that upon the consummation of the Merger, the officers of the Issuer and the directors of Merger Sub at the effective time of the Merger will become the officers and directors of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

Upon the consummation of the Merger, the Articles of Association of the Issuer as of the Effective Time will become the Articles of Association of the Surviving Company until amended in accordance with applicable law.

The Merger Agreement also provides for the nomination of three Parent nominees (the “Parent Nominees”) for election to the Issuer’s Board at the upcoming annual meeting of the Issuer, subject to the receipt of the Shareholder Approval. Subject to certain exceptions, the Parent Nominees have agreed to certain restrictions around participation in Issuer’s Board meetings pertaining to the Merger Agreement. In addition, the Parent Nominees have agreed to automatically resign from Issuer’s Board in the event Parent’s beneficial ownership of outstanding Shares falls below 10% (disregarding, for the purpose of such calculation, dilution resulting from issuances of Shares after the date of the Merger Agreement).

A copy of the Merger Agreement has been included as Exhibit 99.4 to this Amendment No. 4 to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 99.4 to this Amendment No. 4, which is incorporated by reference in its entirety into this Item 4.

A copy of the press release (“Press Release”) issued by Parent on October 29, 2017 announcing the execution of the Merger Agreement is filed as Exhibit 99.5 to this Amendment No. 4, and is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating the information in Item 4 above by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits:

99.4	Agreement and Plan of Merger, dated as of October 28, 2017, by and among Enzymotec Ltd., Frutarom Ltd., and Frutarom Tech Ltd.

99.5	Press Release, dated as of October 29, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2017

FRUTAROM LTD.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary

FRUTAROM INDUSTRIES LTD.

By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Global VP Legal Affairs & Corporate Secretary